www.linkedin.com/in/tomlix
(LinkedIn)
www.clevelandwhiskey.com
(Other)
www.bulldozercamp.com (Other)
www.lec.edu (Other)

Top Skills

Marketing Strategy
Strategic Planning
Social Media

Tom Lix

Whiskey Entrepreneur
Cleveland, Ohio, United States

Summary

Beyond the Resume

Although Lix received a doctorate in marketing with an emphasis on behavioral modeling and information communications from Boston University in 1992, he is a once upon a time student activist and college dropout who hitchhiked cross country and fought forest fires in Alaska at the age of 17. Today he makes whiskey.

Lix was the founder of the first university sponsored motorcycle club in America and ultimately spent 6 years traveling the world in the United States Navy before returning to complete his undergraduate degree in business (summa cum laude).

An avid ocean sailor, transplanted to the shores of Lake Erie, he owns a newly acquired 1984 Freedom Cat/Sloop He's also a classic motorcycle enthusiast with a yet to be titled Canary Yellow 1971 BMW R60 Restoration/Modification.

Specialties: An innovative leader in relationship marketing, he was perhaps best summarized by Arthur Hughes, the author of Strategic Database Marketing (1994), who states in his acknowledgements that "… (Lix) has the imagination to see what relationship marketing can do, where others see only names and data."

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Experience

Ella Spirits and Beverages Pvt Ltd
Chairman
February 2022 - Present (3 years 1 month)
Dehli, India

Innovative Whiskey Blending, Importer of American Whiskey.

VISPIRI INC DBA Cleveland Whiskey

Founder and CEO
July 2009 - Present (15 years 8 months)
Cleveland, Ohio

Science and technology focused. If we've been branded by traditionalists as heretics, we passionately embrace the label. No excuses.

Distilled Spirits Council of the United States
Craft Advisory Council Member
January 2021 - December 2022 (2 years)

Cleveland Lakefront Development Corporation
Vice President
January 2012 - August 2013 (1 year 8 months)

Not-for-Profit organization of concerned citizens interested in the responsible development of the Cleveland Lakefront.

Lake Erie College
6 years

Director, Center for Entrepreneurship
July 2012 - July 2013 (1 year 1 month)
Painesville, OH

Sustainable, student-focused entrepreneurship program initially launched with funding from the Burton D. Morgan and Kauffman Foundations. Yes, this was the second time I held the job (just in case you were counting), I also held the position from August 2008 until August 2009.

Associate Professor of Entrepreneurship
August 2007 - July 2013 (6 years)

Developed and implemented a sustainable entrepreneurship studies program as part of a Burton D. Morgan and Ewing Marion Kauffman Foundation Center for Entrepreneurship initiative. Although this was quite a departure from my usual endeavors, the program was a "start-up" in the making. Lake Erie College is a relatively small, privately held liberal arts college in northeast Ohio where the cost of living is low, the students are truly interested in what they can learn and my colleagues were smart, motivated and fun to work with. Importantly I was able to not only teach entrepreneurship in this position but practice it as well given a flexible schedule, an encouraging Dean and an understanding Administration.

Director, Center for Entrepreneurship
August 2008 - August 2009 (1 year 1 month)

Responsible for the growth and implementation of entrepreneurship at a 4 year private liberal arts institution. Develop and manage student internships, advise SIFE (Students in Free Enterprise), recruit and direct Entrepreneurs-In-Residence, active involvement in community/college initiatives ranging from economic development to educational programs.

L9 LLC
Managing Director/Founder
July 2004 - November 2008 (4 years 5 months)

Privately held angel investment and business planning organization. With the suspension of the Bulldozer Camp initiative (www.bulldozercamp.com), the LLC was dissolved in August of 2006 however seed-stage investing activities continued outside of the LLC structure.

The Institute for Applied Network Security
Vice President, Marketing and Business Development
November 2005 - July 2006 (9 months)

Interim position. Assisted organization in developing a systematic program for marketing and sales with a focus on accelerating revenue growth in preparation for early stage equity funding of this privately held company.

Public Interactive, Inc.
President
September 1995 - July 2004 (8 years 11 months)

Public Interactive® is the leading integrated Application Service Provider (ASP) of on-line collaborative tools, community engagement technologies, content syndication services and member and audience relationship management systems for the public broadcasting industry.

Leveraging the on-air reach and content-focused education and information activities of community-based public radio and television stations, Public Interactive provides a modular series of advanced, interactive plug-and-play components, which enable stations to cost-effectively build and support their on-line initiatives.

As a station-centric network, Public Interactive is designed to efficiently serve an extensive and rapidly-expanding network of public broadcasting stations -- a cooperative and supportive network purposely designed with a distinct and advantageous value proposition for member stations.

Public Interactive is currently a wholly owned not-for-profit subsidiary of National Public Radio.

MarketPulse
President / COO
September 1993 - September 1994 (1 year 1 month)

Short-term turn-around position. MarketPulse was a wholly owned subsidiary of Computer Corporation of America. Effective turn-around with 40% annualized growth and effective cost cutting for this database marketing system software company.

Decision Analytics
President
August 1991 - August 1993 (2 years 1 month)

President and founder of Marketing Sciences model and systems development company with focus on technology based analysis and marketing research.

Yankelovich Partners, Inc.
President / COO
August 1988 - August 1991 (3 years 1 month)

International marketing research and management consulting firm with domestic revenues exceeding $20 million. Full profit and loss responsibilities for all North American operations including market development and client services. Served as President and Chief Operating Officer. Prior positions included Senior Vice President, Director for Market Response Modeling and Vice President, Director, Research and Development. Started with the firm in 1982 as a Research Analyst while attending Graduate School at Boston University.

Yankelovich Clancy Shulman
Senior Vice President, Director for Market Response Modeling
1982 - 1988 (6 years)

Development and implementation of Market Response Models with focus on predictive forecasting of new product introductions. Previously held position of Vice President, Research and Development.

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Education

Boston University - School of Management

Doctorate, Marketing/Management · (1982 - 1992)

Boston University - School of Management

BSBA, Marketing Management · (1980 - 1982)

Tidewater Community College

Associate of Science - AS, Business, Management, Marketing, and Related
Support Services · (January 1979 - May 1980)

Penn State University

N/A, Biology, Chemistry · (1969 - 1971)